UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2011            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

1.

Financial Review for the period ended September 30, 2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: May 7, 2012	By: /s/ Simon Ridgway Simon Ridgway President and Director

FINANCIAL REVIEW

Third Quarter Ended September 30, 2011

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE TO READER

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011.  These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

 (Expressed in Canadian Dollars)

	September 30,	December 31,
	2011	2010
		(Note 16)
ASSETS

Current assets
Cash	$ 4,891,860	$ 7,715,347
Marketable securities (Note 6)	933,726	994,609
Advances and other receivables (Note 11)	462,735	303,610
Taxes receivable	378,682	95,504
Due from related parties (Note 11)	242,723	176,508
Prepaid expenses and deposits	323,041	145,148
Total current assets	7,232,767	9,430,726

Non-current assets
Long-term deposits	23,881	23,881
Property and equipment (Note 7)	253,159	219,708
Exploration and evaluation assets (Note 8)	5,322,832	5,031,735
Total non-current assets	5,599,872	5,275,324

TOTAL ASSETS	$ 12,832,639	$ 14,706,050

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 11)	$ 1,094,228	$ 547,978

Non-current liability
Deferred income tax liability	-	540,555
Total liabilities	1,094,228	1,088,533

Shareholders' equity
Share capital (Note 9)	56,592,613	52,631,209
Other equity reserve	6,247,982	5,966,627
Deficit	(51,718,157)	(45,679,675)
Accumulated other comprehensive income (Note 9)	615,973	699,356
Total shareholders' equity	11,738,411	13,617,517

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,832,639	$ 14,706,050

Nature of operations and ability to continue as a going concern (Note 1)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS ON NOVEMBER 24, 2011 BY:

    “Simon Ridgway”                             , Director

   “Mario Szotlender”                        , Director

Simon Ridgway

Mario Szotlender

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

 (Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(Note 16)		(Note 16)
EXPLORATION EXPENDITURES	$ 3,259,697	$ 1,662,590	$ 5,777,576	$ 2,119,618

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	13,909	9,178	40,035	31,130
Consulting fees (Note 11)	31,559	7,500	94,608	22,500
Legal and audit fees	67,423	(602)	121,722	40,821
Management fees (Note 11)	15,000	15,000	45,000	45,000
Non-cash compensation charge (Note 10)	253,443	947,254	303,559	1,503,097
Office and miscellaneous	8,887	8,395	30,275	27,192
Public relations	29,660	23,959	66,210	69,302
Rent and utilities	8,578	7,139	11,260	18,362
Repair and maintenance	12,466	1,368	25,715	4,596
Salaries and wages	61,963	53,742	174,095	165,660
Telephone and communications	476	2,350	15,046	8,410
Transfer agent and regulatory fees	6,844	3,247	25,087	23,532
Travel and accommodation	6,560	8,265	43,397	44,904
	516,768	1,086,795	996,009	2,004,506

Loss before other items	(3,776,465)	(2,749,385)	(6,773,585)	(4,124,124)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	23,412	(3,522)	14,729	(3,592)
Gain on disposal of property and equipment	-	-	-	4,365
Loss on sale of marketable securities	-	-	-	(7,026)
Gain from mineral property option agreements	-	-	127,294	-
Investment income	18,891	11,923	52,525	19,163
Income (loss) before income taxes	(3,734,162)	(2,740,984)	(6,579,037)	(4,111,214)

Deferred income tax recovery	257,441	369,659	540,555	444,255

Net loss for the period	$ (3,476,721)	$ (2,371,325)	$ (6,038,482)	$ (3,666,959)

Other comprehensive income (loss)
Fair value gains (losses) on available-for-sale investments	124,461	233,265	(83,383)	(494,754)
Comprehensive loss	$ (3,352,260)	$ (2,138,060)	$ (6,121,865)	$ (4,161,713)
BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.03)	$(0.07)	$(0.06)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	86,329,699	73,108,545	82,071,084	61,530,309

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended September 30, 2011 and 2010

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, January 1, 2010 (Note 16)	53,548,488	$ 42,587,194	$ 4,332,232	$ 912,273	$ (41,037,827)	$ 6,793,872
Loss for the period	-	-	-	-	(3,666,959)	(3,666,959)
Shares issued for private placements	18,606,143	6,568,211	-	-	-	6,568,211
Shares issued for finders' fees	759,127	265,362	-	-	-	265,362
Shares issued for property acquisition	222,509	111,300	-	-	-	111,300
Options exercised	357,500	145,875	-	-	-	145,875
Transfer of other equity reserve on exercise of options	-	105,101	(105,101)	-	-	-
Share issuance costs	-	(370,261)	49,613	-	-	(320,648)
Available-for-sale investments	-	-	-	(494,754)	-	(494,754)
Non-cash compensation charge	-	-	1,503,097	-	-	1,503,097
Balance, September 30, 2010	73,493,767	$ 49,412,782	$ 5,779,841	$ 417,519	$ (44,704,786)	$ 10,905,356

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, January 1, 2011	79,727,539	$ 52,631,209	$ 5,966,627	$ 699,356	$ (45,679,675)	$ 13,617,517
Loss for the period	-	-	-	-	(6,038,482)	(6,038,482)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	(22,252)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	(83,383)	-	(83,383)
Non-cash compensation charge	-	-	303,559	-	-	303,559
Balance, September 30, 2011	86,675,617	$ 56,592,613	$ 6,247,982	$ 615,973	$ (51,718,157)	$ 11,738,411

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

 (Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(Note 16)		(Note 16)
Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (3,476,721)	$ (2,371,325)	$ (6,038,482)	$ (3,666,959)
Items not involving cash:
Amortization	13,909	9,178	40,035	31,130
Gain from mineral property option agreements	-	-	(52,294)	(36,574)
Gain from disposal of property and equipment	-	-	-	(4,365)
Unrealized foreign exchange	-	(3,522)	-	(3,592)
Loss on disposal of investments	-	-	-	7,026
Deferred income tax recovery	(257,441)	(369,659)	(540,555)	(444,255)
Non-cash compensation charge	253,443	947,254	303,559	1,503,097
	(3,466,810)	(1,788,074)	(6,287,737)	(2,614,492)
Changes in non-cash working capital items:
Advances and other receivables	(72,085)	(87,258)	(159,125)	(177,679)
Taxes receivable	(234,279)	(57,817)	(283,178)	(90,568)
Prepaid expenses	(52,898)	(23,544)	(177,893)	(50,635)
Accounts payable and accrued liabilities	(305,878)	659,131	546,250	729,409
	(4,131,950)	(1,297,562)	(6,361,683)	(2,203,965)

FINANCING ACTIVITIES
Share subscriptions received	(1,324,000)	-	-	-
Proceeds on issuance of common shares, net	3,603,002	1,145,825	3,819,500	7,163,353
	2,279,002	1,145,825	3,819,500	7,163,353

INVESTING ACTIVITIES
Due from related parties	(51,122)	(62,597)	(66,215)	(29,181)
Expenditures on exploration and evaluation asset acquisition costs	(146,397)	(293,694)	(246,397)	(417,016)
Gain from mineral property option agreements	-	-	104,794	-
Proceeds from sale of assets	-	-	-	28,199
Proceeds from sale of marketable securities	-	-	-	535,842
Purchase of property & equipment	(13,731)	815	(73,486)	(27,246)
	(211,250)	(355,476)	(281,304)	90,598
Increase (decrease) in cash and cash equivalents	(2,064,198)	(507,213)	(2,823,487)	5,049,986
Cash and cash equivalents - beginning of period	6,956,058	6,056,465	7,715,347	499,266
Cash and cash equivalents - end of period	$ 4,891,860	$ 5,549,252	$ 4,891,860	$ 5,549,252

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America and Canada.  The address of the Company’s head office is #830 – 355 Burrard Street, Vancouver, BC, Canada V6C 2G8.  The amounts shown for exploration and evaluation assets represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2011, the Company had not yet achieved profitable operations, has accumulated losses of $51,718,157 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

BASIS OF PREPARATION

Statement of Compliance and Conversion to International Financial Reporting Standards (“IFRS”)

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 2 of the most recent interim financial statements and therefore should be read in conjunction with the condensed consolidated interim financial statements for the first IFRS reporting period ended March 31, 2011. The condensed interim financial statements do not include all of the information required for full annual financial statements. The Company’s condensed interim financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. Canadian GAAP differs from IFRS in some areas and accordingly, the significant accounting policies applied in the preparation of these condensed interim financial statements are set out below and have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated statements of income, comprehensive income, financial position, and cash flows of the Company for the period ended September 30, 2010 is provided in note 16. This note includes information on the provisions of IFRS 1 and the exemptions that the Company elected to apply at the date of transition, January 1, 2010, and reconciliations of equity, net income and comprehensive income for the three and nine month comparative periods ended September 30, 2010. For a summary of the impact of transition from Canadian GAAP to IFRS at the date of transition, January 1, 2010, as well as for the year ended December 31, 2010, refer to note 16 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION (cont’d)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries at September 30, 2011 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Rackla Metals Inc.	Canada	100%	Exploration company
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Exploraciones Mineras de Guatemala S.A	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Desarrollo Geologico Minerao, S.A.	Nicaragua	100%	Exploration company
Recursos Del Cibao, S.A.,	Dominican Republic	100%	Inactive
Radius (Cayman) Inc	Cayman Islands	100%	Holding company
Pavon (Cayman) Inc.	Cayman Islands	100%	Holding company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Minera Aymara S.A.C.	Peru	100%	Inactive

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim financial statements.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE (cont’d)

New accounting standards effective January 1, 2013

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company:

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE (cont’d)

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed interim financial statements or whether to early adopt any of the new requirements.

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

The recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statements of financial position;

b)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

c)

The estimated useful lives of property and equipment which are included in the condensed consolidated interim statement of financial position and the related amortization included in the condensed consolidated interim statement of comprehensive loss for the period ended September 30, 2011;

d)

The inputs in accounting for non-cash compensation expense in the condensed consolidated interim statement of comprehensive loss; and

e)

The provision for income taxes which is included in the condensed consolidated interim statement of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at September 30, 2011.

5.

CASH AND CASH EQUIVALENTS

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.

MARKETABLE SECURITIES AND PORTFOLIO INVESTMENTS

Marketable securities are recorded at fair market value as they are classified as available-for-sale financial instruments.  As of September 30, 2011, marketable securities consisted of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 14,569 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 600,000 common shares in Wesgold Minerals Inc. (“Wesgold”), all public companies with common directors or officers, and 750,000 common shares in Solomon Resources Limited (“Solomon”).

As at September 30, 2011, the carrying amount for the marketable securities was $933,726 (December 31, 2010: $994,609).  An unrealized loss of $83,383 was recorded in other comprehensive income during the nine months ended September 30, 2011 (2010: $494,754).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, January 1, 2010	$ 17,730	$ 299,597	$ 173,178	$ 31,558	$ 36,178	$ -	$ 558,241
Additions	3,598	-	18,240	11,894	55,316	2,480	91,528
Disposals	-	(39,679)	-	-	-	-	(39,679)
Balance, December 31, 2010	$ 21,328	$ 259,918	$ 191,418	$ 43,452	$ 91,494	$ 2,480	$ 610,090
Additions	-	-	57,569	15,917	-	-	73,486
Disposals	-	-	-	-	-	-	-
Balance, September 30, 2011	$ 21,328	$ 259,918	$ 248,987	$ 59,369	$ 91,494	$ 2,480	$ 683,576

Accumulated amortization
Balance, January 1, 2010	16,044	209,055	117,200	12,330	23,008	-	$ 377,637
Additions	1,202	4,463	19,514	4,578	8,166	372	38,295
Disposals	-	(25,550)	-	-	-	-	(25,550)
Balance, December 31, 2010	$ 17,246	$ 187,968	$ 136,714	$ 16,908	$ 31,174	$ 372	$ 390,382
Additions	361	7,344	17,785	5,024	9,047	474	40,035
Disposals	-	-	-	-	-	-	-
Balance, September 30, 2011	$ 17,607	$ 195,312	$ 154,499	$ 21,932	$ 40,221	$ 846	$ 430,417

Carrying amounts
At January 1, 2010	$ 1,686	$ 90,542	$ 55,978	$ 19,228	$ 13,170	$ -	$ 180,604
At December 31, 2010	$ 4,082	$ 71,950	$ 54,704	$ 26,544	$ 60,320	$ 2,108	$ 219,708
At September 30, 2011	$ 3,721	$ 64,606	$ 94,488	$ 37,437	$ 51,273	$ 1,634	$ 253,159

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS

	Guatemala	Nicaragua	Canada	Total
Balance, January 31, 2010	$ 4,142,864	$ 82,482	$ 68,246	$ 4,293,592
Shares	-	-	111,300	111,300
Cash	-	-	717,544	717,544
Acquisition costs recovered	-	-	(90,701)	(90,701)
Balance, December 31, 2010	4,142,864	82,482	806,389	5,031,735
Shares	-	-	119,700	119,700
Cash	-	-	246,397	246,397
Acquisition costs recovered	-	-	(75,000)	(75,000)
Balance, September 30, 2011	$ 4,142,864	$ 82,482	$ 1,097,486	$ 5,322,832

The impairment assessment of exploration and evaluation assets resulted in no amounts being written off the Company’s properties.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2010.  Significant exploration and evaluation asset transactions that have occurred in the nine month period ended September 30, 2011 are as follows:

Rivier Property - Yukon Territory, Canada

During 2010, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims. In order to exercise the option, the Company must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years according to the following schedule:

a)

$25,000 cash and 25,000 common shares upon signing (cash paid and shares issued);

b)

$10,000 cash and 25,000 common shares on or before July 18, 2011(cash paid and shares issued);

c)

$20,000 cash and 50,000 common shares on or before July 18, 2012;

d)

$40,000 cash and 50,000 common shares on or before July 18, 2013; and

e)

$80,000 cash and 50,000 common shares on or before July 18, 2014.

In March 2011 and subject to TSX-V approval, the Company granted Emerick Resources Corp. (“Emerick”), a company with common directors and officers, the option to acquire a 60% interest in the Rivier gold property.  In order to exercise the option, Emerick was to issue a total of 1.0 million common shares to the Company and incur exploration expenditures on the property totaling $1.0 million, over a period of three years.  In September 2011, prior to receiving TSX-V approval, Emerick terminated the option agreement.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS (cont’d)

Rivier Property - Yukon Territory, Canada (cont’d)

In September 2011, the Company optioned its interests in the Rivier Property to Voyager Gold Corp. (“Voyager”).  Voyager can earn a 60% interest in the Property by making staged cash and share payments to the Company totaling $200,000 cash and 1 million shares over three years according to the following schedule:

a)

200,000 shares upon signing a definitive option agreement;

b)

200,000 shares upon public listing of Voyager;

c)

$50,000 cash and 200,000 shares by November 30, 2012;

d)

$50,000 cash and 200,000 shares by November 30, 2013; and

e)

$100,000 cash and 200,000 shares by November 30, 2014.

The Company and Voyager have a common officer.

Ten Mile Creek - Yukon Territory, Canada

In May 2011, the Company received from Solomon the third scheduled option payment consisting of $150,000 cash and 150,000 Solomon common shares recorded at a fair value of $22,500.  In May 2011, the Company also made the third scheduled option payment of $75,000 to the property owner.  $75,000 of the proceeds received from Solomon was recorded as a recovery of acquisition costs to offset the $75,000 payment to the property owner.  $97,500, the balance of the proceeds, was recorded as income in the statement of comprehensive loss.

Sixty Mile Area - Yukon Territory, Canada

During the period ended September 30, 2011, the Company made option payments consisting of $115,200 cash and 134,512 common shares with a cash equivalent value of $100,200.

Scarlet Property - Yukon Territory, Canada

During the period ended September 30, 2011, the Company staked an additional 178 claims on the Scarlet Property, bringing the total number of claims held to 728.

Face Property - Yukon Territory, Canada

During the period ended September 30, 2011, the Company staked an additional 176 claims on the Face Property, bringing the total number of claims held to 270.

Snowcap Property - Yukon Territory, Canada

In September 2011, Wesgold terminated their option agreement to acquire a 60% interest in the Company’s Snowcap Property.

Iola Claims - Yukon Territory, Canada

Subsequent to September 30, 2011, the Company staked 80 claims called the Iola Claims and located in the Whitehorse Mining District, Yukon.

Tlacolula Property - Mexico

In January 2011, the Company received from Fortuna the second scheduled option payment consisting of US$30,000 (CDN$29,794) cash and US$30,000 (CDN$29,794) cash equivalent in Fortuna shares.  The US$30,000 cash equivalent resulted in the receipt of 6,756 Fortuna shares.  The cash receipt of $29,794 was recorded as other income in the statement of comprehensive loss and the value of $29,794 for shares received was included in accumulated other comprehensive income.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

9.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

On July 4, 2011, the Company closed a private placement of 6,100,000 units at $0.60 per unit for gross proceeds of $3,660,000.  The proceeds on the sale of units are all allocated to share capital and none to warrants. The Company paid $52,350 cash, 199,250 units and 286,499 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The 99,624 warrants issued as part of the finders’ fee units and the additional 286,499 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.75.  The fair value of the 286,499 finders’ fee warrants was $33,261 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.24%, dividend yield of 0%, volatility of 79% and expected life of one year.

During the nine months ended September 30, 2011, 105,000 stock options were exercised for gross proceeds of $37,250.  The Company reallocated the fair value of these options previously recorded in the amount of $33,213 from other equity reserve to capital stock.

During the nine months ended September 30, 2011, 384,316 share purchase warrants were exercised for gross proceeds of $195,448. The Company reallocated the fair value of those share purchase warrants previously recorded in the amount of $22,252 from other equity reserve to capital stock.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2010 to September 30, 2011:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 1, 2010	-	$0.00
Issued	7,826,546	$0.51
Exercised	(136,850)	$0.50
Balance, December 31, 2010	7,689,696	$0.51
Issued	3,436,123	$0.75
Expired	(500,766)	$0.55
Exercised	(384,316)	$0.51
Balance, September 30, 2011	10,240,737	$0.59

As at September 30, 2011, the following share purchase warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price
June 2, 2012	259,230	$0.70
June 16, 2012	6,545,384	$0.50
July 3, 2012	3,436,123	$0.75
	10,240,737

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

9.

SHARE CAPITAL AND RESERVES (cont’d)

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income includes an available-for-sale reserve.  This reserve is used to recognize fair value changes on available-for-sale investments.

10.

SHARE-BASED PAYMENTS

Stock Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Outstanding options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the nine month period ended September 30, 2011:

			During the Period
Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited/ Expired	Closing balance	Vested and exercisable	Unvested
Feb 21, 2011	$0.70	1,110,000	-	-	(1,110,000)	-	-	-
Apr 16, 2012	$0.52	595,000	-	-	-	595,000	595,000	-
Sept 5, 2012	$0.56	850,000	-	-	-	850,000	850,000	-
May 5, 2013	$0.26	615,000	-	(40,000)	-	575,000	575,000	-
Jan 7, 2020	$0.29	1,640,000	-	(45,000)	-	1,595,000	1,595,000	-
May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000	-
Sept 23, 2020	$0.69	1,620,000	-	(20,000)	-	1,600,000	1,600,000	-
Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000	-
July 3, 2021	$0.60	-	55,000	-	-	55,000	30,000	25,000
July 26, 2021	$0.81	-	320,000	-	-	320,000	320,000	-
		6,605,000	375,000	(105,000)	(1,110,000)	5,765,000	5,740,000	25,000
Weighted average exercise price	$0.52		$0.78	$0.35	$0.70	$0.50	$0.50	$0.60

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

10.

SHARE-BASED PAYMENTS (cont’d)

On July 4, 2011, the Company granted 55,000 stock options to employees at an exercise price of $0.60 per share and expiring on July 3, 2021.  30,000 of the options vested immediately and 25,000 options will become vested after a four month period. The Company calculated the fair value of the options to be $0.47 per share and recognized the associated non-cash compensation expense of $22,590 in connection with the options that have vested with the offsetting amount credited to other equity reserve.  The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.08%, dividend yield of 0%, expected forfeitures of 0%, expected life of 10 years and volatility factor of 89%.

On July 27, 2011, the Company granted 320,000 stock options to a director and employees at an exercise price of $0.81 per share, vested immediately, and expiring on July 26, 2021.  The Company calculated the fair value of the options to be $0.70 per share and recognized the associated non-cash compensation expense of $224,272 with the offsetting amount credited to other equity reserve. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.88%, dividend yield of 0%, expected forfeitures of 0%, expected life of 10 years and volatility factor of 90%.

The weighted average remaining contractual life of the options outstanding at September 30, 2011 is 6.05 years.

As of September 30, 2011 there was approximately $3,356 (December 31, 2010: $56,697) of total unrecognized compensation cost related to unvested share-based compensation awards.

The risk-free interest rate is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the expected option life. Expected forfeitures are based on historical forfeitures of the Company’s options. The expected life is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.  Volatility is based on the Company’s historical prices.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the period ended September 30, 2011 consist of directors, officers and companies with common directors or officers as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd.	Management
Rical Mining Ltd.	Expense reimbursement
Fortuna Silver Mines Ltd.	Shared general and administrative expenses
Focus Ventures Ltd.	Shared general and administrative expenses
Iron Creek Capital Corp.	Shared general and administrative expenses
Emerick Resources Corp.	Shared general and administrative expenses
Western Pacific Resources Corp.	Shared general and administrative expenses
Wesgold Minerals Inc.	Shared general and administrative expenses
Voyager Gold Corp.	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company in the nine months ended September 30, 2011:

	Nine months ended September 30,
	2011	2010
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	10,000	22,500
Mineral property costs:
Geological consulting fees	-	3,170
	$ 55,000	$ 70,670

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $17,520 (December 31, 2010: $26,384) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $242,723 (December 31, 2010: $176,508) are amounts due from companies which have a common director or officer with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $560 (December 31, 2010: $19,356) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements, and $5,600 (December 31, 2010: $Nil) to a company controlled by the President of the Company for management fees.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

12.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Mexico and Alaska.

Details of identifiable assets by geographic segments are as follows:

	September 30,	December 31,
	2011	2010
Total Assets
Canada	$ 7,823,727	$ 9,548,289
Caymans	326,710	597,101
Guatemala	4,466,560	4,345,165
Nicaragua	164,593	185,166
Mexico	39,432	19,048
Peru	10,067	9,780
Other	1,550	1,501
	$ 12,832,639	$ 14,706,050

Property & Equipment
Canada	$ 161,338	$ 122,826
Guatemala	22,954	20,964
Nicaragua	65,331	72,382
Peru	3,536	3,536
	$ 253,159	$ 219,708

Resource Properties Acquisition
Canada	$ 1,097,486	$ 806,389
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
	$ 5,322,832	$ 5,031,735

Exploration Expenditures
Canada	$ 4,597,751	$ 2,016,987
Guatemala	1,137,759	753,900
Mexico	14,939	11,511
Nicaragua	27,127	55,992
	$ 5,777,576	$ 2,838,390

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As at September 30, 2011, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company has chosen to expense transaction costs relating to financial assets and liabilities that have been designated as other than held for trading.

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The following table provides an analysis of financial instruments grouped into levels 1, 2, or 3 based on the degree to which the fair value is observable as at September 30, 2011:

	Carrying Amount	Fair Value	Discount Rate
Level 1:
Cash and cash equivalents	$ 4,891,860	$ 4,891,860	N/A
Marketable Securities	933,726	933,726	N/A

The Company did not have any financial instruments in Level 2 and 3.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Market Risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of financial instruments can be affected by changes in interest rates, foreign exchange rates and equity prices.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d)

Market Risk (cont’d)

Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(i)

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

(ii)

Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.  The Company’s marketable securities are exposed to significant other price risk due to the potentially volatile and speculative nature of the businesses in which the marketable securities are held.

(iii)

Currency Risk

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2011, cash totalling $224,993 (December 31, 2010: $252,026) was held in US dollars, $2,264 (December 31, 2010: $3,773) in Nicaragua Cordoba, $Nil (December 31, 2010: $15,220) in Guatemala Quetzal, $4,854 (December 31, 2010: $10,096) in Mexican Pesos and $875 (December 31, 2010: $837) in Peruvian Sols. Based on the above net exposures at September 30, 2011, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in a $23,299 increase or decrease in the Company’s after tax net earnings, respectively.

14.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended September 30, 2011.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

14.

CAPITAL MANAGEMENT (cont’d)

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $51,718,157 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.

15.

EVENTS AFTER THE REPORTING DATE

No other adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

(a)

IFRS exemption options

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

Business Combinations

The Company has elected not to retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

Compound Financial Instruments

The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

(b)

Reconciliations

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations.  The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows and as such no reconciliation of the statements of cash flows have been prepared.. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (cont’d)

The September 30, 2010 Canadian GAAP Consolidated Statement of Financial Position has been reconciled to IFRS as follows:

	As at September 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

ASSETS

Current assets	$ 6,939,415	$ -	$ 6,939,415

Non-current assets
Long-term deposits	23,881	-	23,881
Property and equipment	163,583	(7,175)	156,408	(i)
Exploration and evaluation assets	4,821,908	-	4,821,908
Total non-current assets	5,009,372	(7,175)	5,002,197

TOTAL ASSETS	$ 11,948,787	$ (7,175)	$ 11,941,612

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities	$ 975,958	$ -	$ 975,958

Non-current liability
Deferred income tax liability	122,000	(61,702)	60,298	(ii)(iii)
Total liabilities	1,097,958	(61,702)	1,036,256

Shareholders' equity
Share capital	49,917,335	(504,553)	49,412,782	(iii)
Other equity reserve	5,779,841	-	5,779,841
Deficit	(45,263,866)	559,080	(44,704,786)	(i)(ii)(iii)
Accumulated other comprehensive income	417,519	-	417,519
Total shareholders' equity	10,850,829	54,527	10,905,356

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,948,787	$ (7,175)	$ 11,941,612

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2011

(Expressed in Canadian Dollars)

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (cont’d)

The Canadian GAAP Consolidated Statement of Comprehensive Loss for the three and nine month period ended September 30, 2010 has been reconciled to IFRS as follows:

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Sub Note

Loss before income taxes	$ (2,736,033)	$ (4,951)	$ (2,740,984)	$ (4,106,655)	$ (4,559)	$ (4,111,214)	(i)
Deferred income tax recovery	-	369,659	369,659	-	444,255	444,255	(iii)
Net loss for the period	(2,736,033)	364,708	(2,371,325)	(4,106,655)	439,696	(3,666,959)

Deficit, beginning of the period	(42,527,833)	194,372	(42,333,461)	(41,157,211)	119,384	(41,037,827)	(i)(ii)
Deficit, end of the period	$(45,263,866)	$ 559,080	$(44,704,786)	$(45,263,866)	$ 559,080	$(44,704,786)

Notes to the IFRS reconciliations:

i)

Website costs

Under Canadian GAAP, Radius capitalized costs relating to the development of its website. Under IFRS, where the website has been developed solely or primarily for promoting or advertising the entity’s products and services, the entity will be unable to demonstrate that such a web site will generate future economic benefits, and costs incurred on the development of the website are expensed as incurred.  On adoption of the IFRS requirements, the Company recorded a $7,175 decrease to property and equipment and increase to deficit as at September 30, 2010; a $849 decrease to amortization and $5,800 increase to public relations for the three month periods ended September 30, 2010; and a $1,241 decrease to amortization and $5,800 increase to public relations for the nine month periods ended September 30, 2010.

ii)

Deferred income taxes

Under Canadian GAAP, a $122,000 deferred income tax liability was recognized on the acquisition of Guatemalan mineral property assets. Under IFRS, the tax liability would not be recognized, either on acquisition or subsequently.  On adoption of the IFRS requirements, the Company recorded a $122,000 decrease to deferred tax liability and decrease to deficit.

iii)

Flow-through shares

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures. Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as deferred tax expense. On adoption of the IFRS requirements, the Company recorded a $504,553 decrease to share capital, a premium liability of $60,298 and a deferred income tax recovery of $369,659 and $444,255 respectively, as at and for the three and nine month periods ended September 30, 2010.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2011

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2011.  The following information, prepared as of November 24, 2011, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for nine months ended September 30, 2011 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2011 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout that region and, more recently, in northern Canada.  In Guatemala, the Company is exploring its 100% owned HB Project, while Kappes Cassiday and Associates (“KCA”) is developing a high grade gold mine on the Company’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold Corp. (“B2Gold”) is exploring the Company’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In the Yukon Territory and State of Alaska, the Company has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.  In 2010, the Company applied for several land use permits on highly prospective geothermal ground in Guatemala.

Spin Out

The Company is in the process of spinning out its properties in the Yukon and Alaska, including those in the Rackla Belt and Sixty Mile placer gold district, to create two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.  In November 2011, the Company received conditional approval from the TSX Venture Exchange for the spin out into a new company called Rackla Metals Inc. (“Rackla”).  The implementation of the spin out is subject to the Company’s shareholder approval, court approval and Rackla completing the listing requirements of the Exchange.

The shareholders’ meeting of the Company to approve this arrangement will be held on December 2, 2011, and a management proxy circular containing full details of the spin out has been sent to the shareholders.

The terms of the spin out provide that one common share and one warrant in Rackla will be issued for every three Radius shares held.  Each Rackla warrant will entitle the holder to purchase one common share of Rackla at $0.30 for a period of 18 months after listing of Rackla.  An application will be made to have the Rackla warrants listed for trading on the Exchange.  Following completion of the spin out, the Company will hold a 19.9% ownership interest in Rackla.

The Company will retain ownership of all Latin American property and royalty interests, including the HB project, the Tambor Project and the geothermal licences in Guatemala, and also the Nicaraguan portfolio currently under option to B2Gold Corp.  It will also hold the Mexican properties under option to Fortuna Silver Mines Inc. plus shares owned in other listed companies acquired in relation to various Latin American properties. Rackla will hold all of the staked and optioned properties of the Company located in the Yukon Territory including the Sixty Mile district, the Rackla belt properties, the Ten Mile property and various equity interests in other public companies previously acquired by the Company pursuant to existing Yukon option agreements.

The status of the Company’s properties is described below:

Guatemala

Holly / Banderas Projects

In April 2010, the Company commenced a reactivation of its Holly & Banderas (“HB”) projects in eastern Guatemala.  The Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have led the Company’s technical team to review the geology and the results obtained by the previous work.  Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

Work at HB resumed with a review of the regional data base of stream sediment sampling and prospecting that the Company has built over several years in Guatemala.  This review has led to several additional concession applications being presented to the Ministry of Mines covering strong silver-lead-zinc anomalies.  The Company is waiting for the granting of these concessions to do follow-up work on that ground.

Recent highlights of the Company’s work include:

•

Delineation of an impressive zone of high-level chalcedonic silica currently traced for over 400m along strike and over 100m wide locally within the Zapote trend of the HB property.  Initial sampling of outcrop at Zapote has returned gold values from a low of 0.50 to a high of over 6.0 g/t Au.  Trenching and extensive outcrop sampling are presently underway.

•

Identification of a high grade zone on the north side of the Holly ridge.  Previous prospecting and sampling in this area discovered quartz boulders believed to be float, grading from just under 1 g/t Au up to 112 g/t Au and over 5,600 g/t Ag.  Trenching in the area has revealed texturally-similar quartz veins in situ in the schists directly below the boulders.  This is a significant find as little work has previously been done on the north side of the Jocotan fault, despite the presence of large, coherent, untested gold in soil anomalies there.

•

Completion of 14 diamond drill holes into the Pyramid Hill and M28 zones.  Drill results are disappointing (see below).  However, a structural study of drill core and outcrop by SRK confirms a strong northwest trending gold bearing fault zone with a strike of over 3km that has been tested only at very high levels.  The study results indicate that the Company’s work has been focused above the “productive zone” of the epithermal system.  Additional drilling is being planned to target substantially deeper levels than any previous work at HB.

Zapote Zone

The Zapote zone is southwest of, and probably parallel to the M28 / Pyramid Hill zones.  At surface the zone is an impressive, steeply west-dipping vein exposed with a true thickness of between 5 to 10m, although the orientation is still uncertain.  The distribution of float, subcrop, and small veinlet orientation suggests the presence of another mineralized vein with a different orientation to the one described above, although more work is necessary to confirm that.

Trenching is underway, and all samples collected to date are highly anomalous in Au (i.e. in the ppm range).  The first 23 samples collected returned an average grade of 2.01 g/t Au, ranging from 0.50 to 6.0 g/t Au.  Systematic sampling and trenching should help define the true width and nature of the vein(s).

Zapote appears to be high in a hydrothermal system: massive chalcedony dominates in outcrop.  the Company’s geologists believe that there is potential at depth for better grades, which could present a very attractive drill target if the vein stays as thick as it appears to be at surface.

The Pino Zone

A data review by the Company highlighted 17 historic grab samples of electrum-bearing epithermal vein quartz collected from the Pino zone, a low sulphidation epithermal quartz vein hosted by schists on the northwestern side of the HB project.  Gold assay results from the 17 samples ranged from just under 1 g/t Au to 112 g/t Au, with an average of 19.8 g/t Au.  Silver values range from trace to 7,091.8 g/t Ag.

The Company’s historic exploration in the area focused on the younger volcanic rocks to the south of the major Jocotan fault.  The grab samples reported below were collected from the schists on the northern side of the fault, and were previously interpreted as transported float rocks not in situ.  the Company’s geologists have trenched below the float samples and encountered similar material hosted by the schists, suggesting that the high grade float reflects the presence of veins in the schists and is not transported material.  A table of the most significant historic grab sample results is given below:

Sample No.	Au (g/t) fire assay	Ag (g/t)
18258	112.41	5,600.0
18256	79.28	7,091.8
18257	33.75	1,030.0
12296	27.98	1,423.4
18253	19.96	237.3
11093	14.38	880.7
18255	11.18	401.1
16067	7.67	258.6
18286	6.51	201.3
18254	4.46	97.0
18264	3.64	14.7
18289	3.15	35.9
16083	3.90	10.4
11092	3.49	18.8
17018	1.78	Tr
17038	1.30	Tr
17023	0.96	9.4

M28 / Pyramid Hill Drilling

Forty-nine holes have been drilled at Banderas since 2002 including 6 RC holes.  Most drilling has targeted the M28 and Pyramid Hill zones, part of a 3 kilometre long, northwest-southeast-trending structural corridor that hosts zones of gold/silver-bearing quartz veins, vein breccias and quartz vein stockwork zones.  A comprehensive in-house review of the Company’s full data set on the HB project is currently underway, and SRK Consulting (Canada) Inc. has been commissioned to complete a structural geological study of the project.

The initial findings of both studies, combined with the findings of a TerraSpec study on the alteration minerals present at surface and in core samples at HB, suggest that the Company’s drilling is still testing too shallow in the epithermal system and has not reached what would be termed the “productive horizon” where economic gold and silver grades would be expected to occur over mineable widths.  The work is indicating that drilling needs to target between 300-700m vertically below the paleo water table.  Interestingly, RC drill hole BRC04-024 cut an argentite-bearing quartz vein over 1.5m core length which graded 69.97 g/t Au + 516 g/t Ag, and is both the highest grade and deepest drill intersection on the Banderas property.

Consequently, the Company has stopped drilling at HB until the full data review is complete and to incorporate the results of additional geophysical surveying work.  Management currently anticipates that the project review will result in a recommendation for a major drill program to commence later in 2011 or early 2012.

Hole*	From (m)	To (m)	Width (m)	Au g/t	Ag g/t
10-008	73.43	77.03	3.60	0.84	12.0
10-009	NSV**	-	-	-	-
10-010	NSV	-	-	-	-
10-010A	NSV	-	-	-	-
10-011	NSV	-	-	-	-
10-012	192.32	193.60	1.28	0.32	36.6
10-013	61.53	62.53	1.00	38.35	159.9
10-013	68.75	75.30	6.55	0.56	239.8
incl.	68.75	69.75	1.00	1.34	95.4
10-014	25.08	27.43	2.35	1.46	14.0
10-014	74.00	75.10	1.10	0.82	48.1
10-014	136.64	137.64	1.00	1.23	37.3
10-014	179.65	181.00	1.35	1.81	20.9

*All holes carry the prefix BDD **NSV=No Significant Values (<250 ppb Au, <10 ppm Ag)

Tambor

The Company owns a 100% interest in the Tambor Project:  an orogenic lode gold deposit, discovered by the Company in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

KCA, a Reno based engineering group, can earn a 51% interest in Tambor by spending a total of US$6.5M on the property by 2012 through staged annual expenditure commitments, or by putting the property into commercial production by 2012.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

KCA has fabricated a 200 tonnes per day (70,000 tonnes per year) flotation plant and a modular laboratory at its Reno, Nevada facility.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA submitted an environmental impact assessment (EIA) in June 2010 which includes the mining and development plan.  Once the Ministry of Environment and Mine has approved the EIA, a mining permit application will be submitted.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation.  The permit applications cover approximately 110,000 hectares and to date, Provisional Use Permits have been granted on about 81,000 hectares.

The Company was negotiating the details of an option agreement over its portfolio of geothermal applications with Molten Power Corp. (“Molten”), a private Vancouver based geothermal power development company.  After reviewing the permit process and determining its property investment goals, Molten has advised the Company that it will not proceed with its proposed option.  The Company will therefore seek a new joint venture partner to further develop these geothermal systems.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources, specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold an option to acquire an interest in its entire Nicaragua mineral property portfolio.  B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2Gold is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project

The Trebol Project located in north-eastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and tabular replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  In addition to the original Cerro Domingo target partially drill tested by the Company in 2008, B2Gold has identified three new drill targets located along the 6km long northeast trending corridor of mineralized volcanic rock.  The targets are comprised of thick tabular zones of low sulfidation epithermal vein, hydrothermal breccia, and replaced volcanic horizons within a Tertiary volcanic sequence.  These zones show good grade continuity for hundreds of meters of strike length.  The three principal areas are Cerro Domingo, the Paola Zone, and Trebol North.

B2Gold began a diamond drilling program at Trebol in January 2011, focusing on the three zones of low sulfidation gold occurrences in altered volcanic rocks covering a strike length of over five kilometres (“km”).  Positive assay results have confirmed the Trebol Property’s potential to host, at or near surface, shallow dipping gold mineralization that could potentially be mined with very low strip ratios.

Mineralization throughout the Trebol area is characterized by shallow to moderately dipping tabular shaped vein and hydrothermal breccia zones within andesite.  Outcropping horizons of the siliceous material have yielded impressive gold values in the trenching and the drilling has shown that many of these zones extend up to 100 metres down dip and show continuity over distances of several hundreds of metres of strike length.  Due to the shallow dips associated with the gold mineralization, most of mineralization is near surface and mostly oxidized.

The three zones drilled to date are Cerro Domingo, the Paola Zone, and the Trebol North Zone.  Drill holes contain up to 13.08 g/t gold over 7.00 metres in hole TR-11-047.  Drilling by the Company in 2008 first located the Cerro Domingo Zone and this has been confirmed and expanded in the recent drilling.  The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone.  Drill intervals are highlighted below.

B2Gold Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	TR-11-011	3.40	11.27	7.87	3.14	2.25
	including	5.45	5.85	0.40	42.38	25.00
	TR-11-014	4.35	32.90	28.55	1.96	1.96
	including	10.60	15.90	5.30	5.66	5.66
	and	36.80	44.60	7.80	0.95	0.95
	TR-11-015	48.60	65.36	16.76	0.86	0.86
	including	48.60	53.11	4.51	1.36	1.36
	TR-11-017	4.57	22.00	17.43	0.82	0.82
	*TR-11-019	0.75	16.50	15.75	2.43	2.43
	including	4.50	9.00	4.50	4.10	4.10
	TR-11-020	0.00	10.00	10.00	1.65	1.65
	TR-11-021	0.50	22.50	22.00	1.58	1.58
	TR-11-022	15.20	22.76	7.56	1.31	1.31
Paola Zone	TR-11-027	28.85	36.50	7.65	0.94	0.94
	TR-11-028	4.00	11.75	7.75	8.86	7.77
	including	6.75	10.75	4.00	15.82	13.70
	TR-11-029	4.50	16.15	11.65	3.06	3.06
	including	7.50	10.50	3.00	5.96	5.96
	TR-11-031	36.50	40.20	3.70	3.63	3.63
	TR-11-036	29.00	36.00	7.00	1.76	1.76
	TR-11-037	30.60	37.00	6.40	3.34	3.34
	TR-11-038	7.00	15.70	8.70	2.91	2.91
	**TR-11-039	9.40	12.20	2.80	1.08	1.08
	and	16.70	18.20	1.50	12.24	12.24
Trebol North	*TR-11-047	14.50	25.91	11.41	8.39	5.89
	including	14.50	21.50	7.00	13.08	9.01

* Indicates some intervals may have had poor recoveries

**Re-assay pending due to low standard failure

Previous Company Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	*TRDH-08-001	12.19	38.25	26.06	1.36	1.36
	TRDH-08-005	0.00	11.25	11.25	1.65	1.65
	and	16.76	23.20	6.44	6.36	6.36
	including	18.75	22.56	3.81	9.24	9.24
	TRDH-08-008	58.64	59.59	0.95	3.93	3.93
	and	68.08	69.00	0.92	11.44	11.44
	TRDH-08-02A	6.09	16.76	10.67	2.23	2.23
	TRDH-08-004	3.30	19.81	16.51	1.80	1.80
	TRDH-08-006	2.15	7.97	5.82	1.02	1.02

* Indicates some intervals may have had poor recoveries

The drill campaign at Trebol has successfully identified several areas that will require additional drilling to define the extent of the mineralization.  The mineralization remains open to the north and south and in the covered areas between the three zones.  In addition, B2Gold’s geologists continue to discover more low sulfidation epithermal gold, outcrop and float occurrences within the concession that contain plus 1.00 g/t gold assays in grab and chip samples over 11.5 km of the 22 km total strike length of the trend.  In addition, a parallel zone has been located three km east of Cerro Domingo where preliminary grab sampling of similar siliceous material has yielded values up to 3.00 g/t gold.

In August 2011, positive results received from recent trenching at Trebol East located 3 km east of the main Trebol trend were announced. The low hills are comprised of the same quartz veins, hydrothermal breccias, and replacement zones, dipping moderately to the west, as seen in the main Trebol trend.

The new trench results appear to be outlining a north-south trending mineralized zone at least 1.5km long. Trench 91, which lies at the southern end of the trend, returned 18.00 metres at 2.56 grams per tonne (“g/t”) gold. Roughly 1km north, Trench 93 returned 19.00 metres at 1.54 g/t gold. Trench 92, which was cut 200 metres south of Trench 91, returned 5.70 metres at 0.63 g/t gold.

Metallurgy at Trebol

Six composite metallurgical samples have been collected for bottle roll tests from the Trebol drill core, to be shipped to Kappes Cassiday and Associates in Reno, NV. The samples were selected from:

•

weakly oxidized low grade stockwork

•

weakly oxidized medium grade wallrock breccia

•

oxidized low grade wallrock breccia

•

oxidized high grade sulfide rich hydrothermal breccia

•

medium grade weakly oxidized hydrothermal breccias; and

•

medium grade oxidized stockwork

The samples were produced from the coarse rejects by combining three separate samples of similar material from the same drill hole, then weighted according to their percent contribution to the composite and split numerous times. The total weight of each composite sample is between 4 and 5 kilograms.

Current Plans

Trenching and soil sampling will continue at Trebol with priority given to developing the emerging zone at Trebol East, with the aim of defining drill targets. Detailed soil sampling will also continue along the main Trebol trend as well to better define potential resource areas.

San Jose Project (formerly known as the San Pedro Project)

B2Gold has commenced a data and ground review of the Company’s San Jose project (formerly known as the San Pedro project in historic Radius Gold releases). The Company completed a short drill program in 2005, designed to test for a bulk tonnage target on the PM zone by drilling a fence of holes across a cluster of en echelon veins.

Two drill holes were collared to test trench TR-PM2-B1 which cut 14.59 g/t gold over 3.00 metres on the PM2 vein. The Company’s hole 9 was drilled beneath this and cut good grades either side of what appears to be an old working. The holes returned 17.47 g/t gold over 1.52 metres in the hanging wall of the working, and 13.03 g/t gold over 1.78 metres in the footwall. Drill hole 10 undercut this hole and returned 5.4 g/t over 3.00 metres. The Company mapped the PM2 vein for over 500 metres.

Trenching suggests that good potential also exists over 800 metres along the 2 km PM1 vein and a more detailed trenching program, with trenching every 30 to 50 metres, may be warranted focusing on areas with old workings which may indicate high grade ore shoots.

Roughly 9 km south of the PM zone, the Buena Vista zone has been traced for over 2 km.  The Company’s best trench on this vein returned 13.81 g/t gold over 8.354 metres but this was never drill tested. B2Gold are currently planning and permitting a trenching program for San Jose.

Pavon Gold Project

The Pavon low sulphidation system in central Nicaragua was discovered by the Company in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totalling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see the Company’s news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold completed an extensive trenching program in 2010 and is now evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by the Company (see the Company’s news releases from 2003 and 2004).

Yukon Territory

Sixty Mile Property

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in the Yukon and Alaska in 2009 and 2010, the Company has acquired interests in a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

The Company announced in October 2011 the initial results from the diamond drilling conducted at the Sixty Mile property in 2011.  In total 20 holes (5,273 m) were drilled.  Sixteen holes tested the Graben Fault Zone in the Sixty Mile River Valley and four tested the Thrust Fault Zone.

Results have been received for 13 holes which tested targets in the Graben Fault Zone.  Results for 3 remaining holes that tested the same zone, and for 4 holes that were drilled at the Thrust Fault Zone, are pending.  The best results received so far from the 2011 program are:

•

hole DDH11-08 which cut 19g/t Au over 1m from 193.5m downhole.

•

hole DDH11-10 which cut 132g/t Au over 1.5m from 249m downhole.

Results from all of the Company’s Yukon exploration programs continue to be delayed due to major backlogs at the Yukon assay laboratories.  Results will be released when received, compiled and interpreted.

The Graben Fault Zone

The Graben Fault Zone is one of two bedrock gold discoveries zones identified by the Company. It is located on the edge of the Sixty Mile river valley where highly altered Carmacks volcanic rocks are in fault contact with much older gneissic rocks of the Fifty Mile Batholith and schist units of the Yukon Tanana Terrane.  The volcanics are strongly altered over an 8km long strike length, and largely buried beneath placer gold-bearing river gravels, presenting a significant challenge for drill targeting.  The initial exploration program comprised of grid-based auger drilling to test the top of bedrock.  Clays in the bedrock sample were then identified by short wave infrared spectroscopy, and a Controlled Source Audio Frequency Magneto-telluric (CSAMT) geophysical survey was also used to identify resistivity highs and lows for drill targeting.

Holes DDH11-08 and 09 tested the historic Per occurrence (see the Company’s news release dated June 6, 2011) which lies within a zone of illite alteration that extends towards the east where holes DDH11-10 and 14 tested fault structures.  DDH11-08 intersected strongly bleached and sericite altered Carmacks Group andesite crosscut by narrow dolomite pyrite veins that contained 19.0 g/t Au from 193.5 m to 194.5 m.

Drill hole DDH11-10 intersected 132 g/t Au over 1.5m.  This hole was drilled 1.4km east northeast of hole DDH11-08.  The interval consisted of bleached, hematized and sericite altered quartz feldspar biotite schist cross cut by minor quartz/pyrite veins.  The large scale of the alteration system which can be traced over an 8km strike length, required that the 2011 drilling was very widely spaced in order to drill test several targets.  While many of the holes returned disappointing results, especially the follow-up holes at the Toni occurrence, the high grade intercepts in holes DDH11-08 and 10 are potentially related to an alteration zone that can be traced for a distance of 2 km, requiring further follow up work.

In 2010, the Company drilled two holes at the Toni occurrence testing the volcanic rocks proximal to the fault zone.  Both holes returned highly anomalous gold values over plus-50-metre intervals with narrower intervals of potentially ore-grade material (see Radius’s news release dated Nov. 16, 2010).  The initial 2011 drill holes (DDH11-01, 02, 03 and 06) targeted down dip and along strike of last year’s hole DDH10-06 at the Toni occurrence, and while these holes returned erratic anomalous gold values with some narrow >1g/t Au intervals, the drilling did not identify potential for a bulk-tonnage gold target at Toni.

Holes DDH11-04, 05, 07, 11, 12 and 13 tested potential silica bodies outlined by the geophysical program.  Several of the holes intersected broad zones of anomalous base metal values.  For example, holes DDH11-04 and 05 intersected a high level porphyritic granitoid with quartz stockwork veining containing chalcopyrite and minor molybdenite, but none of these geophysical anomalies proved to have merit as gold targets.  DDH11-09 did not return any significant values and results for holes DDH11-14, 16 and 17 are pending.  Holes DDH11-15, 18 19 and 20 were drilled to test the Thrust Fault Zone and results for these holes are also pending.

Significant gold bearing intervals are tabulated below.

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
DDH11-08	193.5	194.5	1.0	19.0
DDH11-10	249.0	250.5	1.5	132.9

Drill collar coordinates, dips and azimuths are tabulated at the end of the Company’s news release dated October 25, 2011, and complete analytical results for the drill holes can be viewed on the Company’s web site: http://www.radiusgold.com/s/Home.asp

Scarlet Property, Rackla Belt Area

The Company owns 728 claims in the Rackla Belt area, of which 230 claims comprise the Scarlet East property and 498 claims for the Scarlet West property.  The Scarlet East property covers the prospective stratigraphy along the southeast edge of ATAC Resources Ltd.’s claim block in Yukon’s Rackla Belt.  The Scarlet East property covers what is believed to be the eastern extension of the belt of rocks that host ATAC Resources’ Osiris and Conrad discoveries northeast of Keno City.  The Rackla belt is developing into a potentially major cluster of Carlin-type gold systems.

The Company conducted an exploration program in the 2011 summer season to target both claim blocks with geochemical surveys (stream sediment, soil and rock sampling), airborne geophysics (magnetic and radiometrics) and geological mapping.

In July 2011, the Company received results from additional ridge-and-spur sampling along a northeast-southwest trending ridge on the eastern end of the Scarlet East claims, expanding the size of the previously announced anomaly, with anomalous arsenic, antimony and gold associated with thallium and mercury in an area of orange-weathering, gossanous looking limestone.  The latest gold-in-soil results returned up to 182ppb Au.

The anomaly coincides with the possible strike extension of the Nadaleen trend that bounds the Osiris and Conrad occurrences approximately 15km to the west-northwest.  Updated geochemical maps, and a sketch map of the geology of the Scarlet East claim block, can be found on the Company’s website at www.radiusgold.com.

To follow up these positive early stage results, the Company’s geologists completed a detailed, grid-based in-fill soil sampling program this summer, collecting over 8,700 samples on a 50 x 50m grid.  The grid is underlain by an orange-weathering silty limestone unit that lies on the north-dipping limb and crest of a southeast-trending anticline.  The Company expects that full results for the soil program will not be available until December because of the massive sample backlog at the Yukon assay labs.  In addition to the soil grid, the Company’s team collected 164 rock and 239 stream sediment samples.

The Company also completed a magnetic and radiometric airborne survey over the Scarlet East property (STW claims) during the summer of 2011. Further geophysical surveys are planned over the Scarlet West (Car and Lin claims) and Face properties (see below) for October 2011.

The Company was not able to drill at Scarlet East during the 2011 field season, so this winter’s work will include planning for initial drill testing of Carlin-type anomalies in 2012.

Mineralization in the Rackla belt shares many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low-temperature arsenic sulphides, realgar and orpiment.  Host rocks are two 150- to 250-metre-thick limestone debris flow and turbidite units, referred to as the Osiris and Isis horizons, which occur within basinal silty mudstones.

Face Property

The Face property comprises 270 contiguous claims in western Yukon, 8km due east of Eagle, Alaska.  An initial 94 claims were staked in September 2010 and are centred on a government regional silt survey Au anomaly, located over carbonate rocks analogous to the Atac Resources’ Rackla belt, and with a similar spatial relationship to the Dawson thrust.  In September 2011, an additional 176 claims were staked.

A first pass reconnaissance ridge-and-spur soil sampling and stream sampling survey was undertaken in the summer of 2011 with 155 soils and 31 stream sediments collected on the western half of the property.  Results define a roughly east-west striking zone with coincident Au-Ag-Tl-Hg-Sb-As-Pb-Cu anomalies, in both soils and stream sediments.  Based upon these results, the claim block was extended in August 2011.

A magnetic and radiometric airborne survey is planned for October 2011 to cover the Face property, and a full soil grid survey is planned for the summer of 2012 to further delineate and extend the anomalous zones and to identify potential drill targets.

Newt Claims

The Newt claims lie southwest of Dawson City close to the Yukon-Alaska border.  The claims were staked to cover a conceptual epithermal gold target in a similar structural setting to the Sixty Mile River valley target.  A total of 779 soils, 31 silts and 11 rock samples were collected this summer in ridge-and-spur traverses and streams sediment sampling where feasible.  No results are available yet.

Ten Mile Creek Property

During 2009, the Company acquired interests in a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Certain of the claims are owned 100% by the Company and the balance have been optioned from a local prospector.

Subsequently, the Company optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and 1,000,000 shares over three years, of which the Company has received $250,000 and 750,000 shares to date.

Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soil sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favourably with recent significant gold discoveries in the area.

Solomon announced in October 2010 that it has completed the 2010 drilling program for this project.  Six diamond drill holes were completed with a total of 800 metres of core recovered.  Drill results were announced in late November 2010, with Solomon concluding that gold mineralization discovered to date at the Ten Mile Creek project appears to be associated with late-stage faults and fracture sets crosscutting regional foliation.  On the southernmost claims, arsenic values in-soil show a close correlation with higher gold values, while elsewhere on the property, arsenic values in-soil appear to be more broadly dispersed as haloes around higher gold values.  Solomon’s drilling also revealed more post-tectonic textures with mylonitization, crosscutting subidioblastic textures and milled pyrite with graphitic inclusions.

In July 2011, Solomon announced that its field crews mobilized to the Ten Mile Creek Gold Property in May 2011 and eight discrete mineralized targets have been identified for detailed follow-up this season.  The 2011 exploration program will include 3,000 soil geochemical samples as well as mechanized trenching in the Jual Vein System and the newly discovered Skukum, Jack London, Sourdough Joe and Klondike Kate zones.

Results of the soil geochemical survey and of a 296 line-kilometer airborne VLF-EM, magnetometer and spectrometer survey flown in July of 2011 are pending.

Rivier Property

In 2010, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims.  In 2011, the Company optioned a 60% interest in the Property to Emerick Resources Corp. (TSXV-ERC) (“Emerick”) in consideration of Emerick spending $1.0 million on exploration of the Property and issuing a total of 1.0 million shares to the Company over a period of three years, all subject to Emerick obtaining regulatory approval to the agreement.  In September 2011, prior to receiving TSX-V approval, Emerick terminated the option agreement, and the Company then optioned its interests in the Rivier Property to Voyager Gold Corp. (“Voyager”).  Voyager is a private B.C. company which is intending to become publicly listed on the TSX Venture Exchange.  Voyager can earn a 60% interest in the Rivier Property by making staged cash and share payments to the Company totaling $200,000 cash and 1 million shares over three years.

The geological setting and anomalous geochemical values found at the Rivier Property are consistent with the possible presence of intrusion related and/or Listwanite hosted gold deposits.  The Property covers an area of roughly 4km by 9km over a series of anomalous gold + arsenic in stream sediment samples taken from streams that drain a Mid Cretaceous granitoid pluton, intruding siliciclastics of the Nasina subterrane and ultramafic rocks of the Slide Mountain Terrane.

Snowcap Gold Project

In 2009, Wesgold Minerals Inc. (“Wesgold”) was granted the option to earn a 60% interest in the Company’s 100% owned Snowcap project in central Yukon Property, in consideration of issuing to the Company a total of 1,000,000 Wesgold common shares and incurring exploration expenditures of $1,000,000, over a four-year period.  The Company has received 600,000 Wesgold shares to date.

In late 2010, Wesgold completed four diamond drill holes totaling 420 meters at one of the alteration zones near the southern part of the Snowcap project to test for the source of the anomalous mercury and gold values in soil in an area of no outcrop.  The drill holes intersected variably altered volcanic and epiclastic rocks with irregular quartz, carbonate, and pyrite veining.

While assay results did not return gold values of economic interest, cinnabar mineralization and anomalous concentrations of antimony, arsenic, and mercury were encountered.  These pathfinder elements are considered by Wesgold management to be a highly favourable indicator of epithermal precious metal mineralization in this geological environment.  The source of the anomalous gold values in soil remains unexplained.  In September 2011, Wesgold terminated the option agreement on the Snowcap Project in order to focus its exploration efforts on properties located in Colombia.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common shares over 4 years.  The 12,642 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold development project.  To date, the Company has received US$50,000 cash and 14,569 shares of Fortuna.

Qualified Person: Roger Hulstein, B.Sc., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A. Mr. Hulstein has verified that the technical information in this MD&A regarding the Company’s Nicaragua properties is an accurate summary of the information provided by B2Gold to the Company.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2011:

	Third Quarter Ended Sept. 30, 2011 ($)*	Second Quarter Ended June 30, 2011 ($)*	First Quarter Ended March 31, 2011 ($)*	Fourth Quarter Ended Dec. 31, 2010 ($)*	Third Quarter Ended Sept. 30, 2010 ($)*	Second Quarter Ended June 30, 2010 ($)*	First Quarter Ended March 31, 2010 ($)*	Fourth Quarter Ended Dec. 31, 2009 ($)**
Exploration expenditures	3,259,697	1,919,772	598,107	718,772	1,662,590	395,476	61,552	195,846
Total investment income	18,891	16,367	17,267	15,112	11,923	1,690	5,550	7,079
Net loss before income taxes	(3,734,162)	(2,056,941)	(787,934)	(986,366)	(2,740,984)	(667,354)	(702,876)	(343,064)
Basic and diluted loss per share	(0.04)	(0.02)	(0.01)	(0.02)	(0.04)	(0.01)	(0.01)	(0.01)

*

Figures for 2011 and 2010 expressed under IFRS

**

Figures for 2009 expressed under Canadian GAAP

The quarters ended March 31, 2010, September 30, 2010, December 31, 2010, and September 30, 2011 had recorded significant non-cash compensation charges of $489,377, $947,254, $109,695, and $253,443 respectively as a result of stock option grants which in turn increased the net losses for those quarters.  Since the beginning in the quarter ended June 30, 2010, exploration activity has generally trended upward due to an increase in Yukon and Guatemala work programs.  The quarters ended December 31, 2010 and March 31, 2011 reflected a slowdown in Yukon exploration activities during the winter season.

Results of Operations

The quarter ended September 30, 2011 had a net loss before income taxes of $3,734,162 compared to $2,740,984 for the quarter ended September 30, 2010, an increase of $993,178.  Exploration expenditures in the current quarter totalled $3,259,697 compared to $1,662,590 in the comparative quarter for an increase of $1,597,107.  The higher exploration expenditures in the current quarter relate mostly to the Company’s larger 2011 drilling and exploration programs on its Yukon properties.  Both quarters recorded a deferred income tax recovery with the current quarter amount reducing the net loss before income taxes by $257,441 and the comparative period amount by $369,659.  As the Company fulfilled its flow-through commitments on exploration expenditures, a portion of the previously recorded deferred tax liability was transferred to the statement of comprehensive loss.

Corporate expenses in the quarter ended September 30, 2011 were $516,768 compared to $1,086,795 in the quarter ended September 30, 2010, a decrease of $570,027.  Of these expenses, the current quarter included $253,443 in non-cash compensation charges compared to $947,254 being charged in the comparative quarter, a difference of $693,811.  Non-cash compensation charges consist of the fair value of stock options granted.  When excluding the non-cash expense, the current quarter corporate expenses were actually $123,784 higher than the comparative quarter.  Notable corporate cost increases were $68,025 in legal and audit fees, $24,059 in consulting fees, $11,098 in repair and maintenance, and $8,221 in salaries and wages.  Legal and audit fees were higher due to the Company preparing for the spin-out of the Yukon properties and the conversion from Canadian accounting standards to IFRS.  Consulting fees were higher as a result of a financial advisory and services agreement that was entered into during the current year.

The net loss before income taxes for the nine months ended September 30, 2011 was $6,579,037 compared to $4,111,214 for the nine months ended September 30, 2010, an increase of $2,467,823.  Exploration expenditures for the current period totalled $5,777,576 compared to $2,119,618 for the comparative period, an increase of $3,657,958.  The current period had significantly higher exploration expenditures as the Company incurred flow-through expenditures of approximately $4.38 million during 2011 compared to less than half that amount in 2010.  The Company also conducted a drill program during the current period on the Holly/Banderas Property in Guatemala.  Overall costs for the current period were offset by property option payments received by the Company which resulted in a gain on mineral property option payments totalling $127,294.  Similar to the quarterly comparison, both nine-month periods recorded a deferred income tax recovery with the current period amount reducing the net loss before income taxes by $540,555 and the comparative period amount by $444,255.

Corporate expenses in the nine months ended September 30, 2011 were $996,009 compared to $2,004,506 in the nine months ended September 30, 2010, a decrease of $1,008,497.  However, the current period only recorded an amount of $303,559 in non-cash compensation charges compared to $1,503,097 being charged in the comparative period.  Once again, when excluding this non-cash item, the current period’s corporate expenses were higher by $191,041.  As in the quarterly comparison, notable cost increases were $80,901 in legal and audit fees, $72,108 in consulting fees, $21,119 in repair and maintenance costs, and $8,435 in salaries and wages.  Legal and auditing and consulting fees are higher for the same reason given in the quarterly comparison.   During the current period, the Company was also incurred more geological software upgrades and training.  The most significant cost decrease in the current period was $7,102 in rent and utilities due to some cost recoveries.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the nine months ended September 30, 2011 is as follows:

Yukon/Alaska - $4,597,751 was incurred on exploration activities but this amount was offset by a $25,000 government grant received and other recovered costs totalling $13,199 during the period.  Acquisition costs during the period totalled $366,097 of which $246,397 was cash and $119,700 was the value of shares issued.  Acquisition costs were then offset by $75,000, which was a portion of the proceeds received as an option payment from Solomon on the Ten Mile Creek property.

Guatemala - $1,137,759 was incurred on exploration.

Nicaragua - $27,127 was incurred on exploration.

Mexico - $14,939 was incurred on miscellaneous exploration related costs.  The Company also received cash and shares from Fortuna with a combined value of $59,588 as a result of option payments received on its Tlacolula Property.

Further details regarding exploration expenditures for the periods ending September 30, 2011 and 2010 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash decreased from approximately $7.72 million at December 31, 2010 to $4.89 million at September 30, 2011.  Working capital at September 30, 2011 was $6.07 million compared to $8.88 million at December 31, 2010.  Flow-through proceeds raised in 2010 were required to be spent on eligible exploration activities on its Yukon properties.  As at September 30, 2011, the Company had fulfilled its 2011 flow-through commitment of $4.35 million.  During the current period, the Company closed a non-flow-through private placement to raise gross proceeds of $3.66 million.  These funds are being used for exploration activities on the Company’s Holly/Banderas Project in Guatemala and for general working capital purposes.

The Company also holds a portfolio of marketable securities consisting of 1,007,406 common shares of Focus Ventures Ltd., 14,569 common shares of Fortuna, and 600,000 common shares in Wesgold, all public companies with common directors or officers, and 750,000 common shares in Solomon.  As at September 30, 2011, the carrying amount for the marketable securities was $933,726 compared to $994,609 as at December 31, 2010.  An unrealized loss of $83,383 has been recorded in other comprehensive income during the current period.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $51,718,157 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2011. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at September 30, 2011, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The following table provides an analysis of financial instruments recorded at fair value as at September 30, 2011 which are grouped into levels 1, 2, or 3 based on the degree to which the fair value is observable as at September 30, 2011:

	Carrying Amount	Fair Value	Discount Rate
Level 1:
Cash and cash equivalents	$ 4,891,860	$ 4,891,860	N/A
Marketable Securities	933,726	933,726	N/A

The Company did not have any financial instruments in Level 2 and 3.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Market Risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of financial instruments can be affected by changes in interest rates, foreign exchange rates and equity prices.

Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(i)

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

(ii)

Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.  The Company’s marketable securities are exposed to significant other price risk due to the potentially volatile and speculative nature of the businesses in which the marketable securities are held.

(iii)

Currency Risk

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2011, cash totalling $224,993 (December 31, 2010: $252,026) was held in US dollars, $2,264 (December 31, 2010: $3,773) in Nicaragua Cordoba, $Nil (December 31, 2010: $15,220) in Guatemala Quetzal, $4,854 (December 31, 2010: $10,096) in Mexican Pesos and $875 (December 31, 2010: $837) in Peruvian Sols. Based on the above net exposures at September 30, 2011, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in a $23,299 increase or decrease in the Company’s after tax net earnings, respectively.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Nine months ended September 30,
	2011	2010
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	10,000	22,500
Mineral property costs:
Geological consulting fees	-	3,170
	$ 55,000	$ 70,670

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $17,520 (December 31, 2010: $26,384) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $242,723 (December 31, 2010: $176,508) are amounts due from companies which have a common director or officer with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $560 (December 31, 2010: $19,356) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements, and $5,600 (December 31, 2010: $Nil) to a company controlled by the President of the Company for management fees.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

As at November 24, 2011, the Company’s outstanding share position is 86,675,617 common shares, and the following share purchase warrants and incentive stock options are outstanding:

WARRANTS
Number of Warrants	Exercise Price	Expiry Date
259,230	$0.70	June 2, 2012
6,545,384	$0.50	June 16, 2012
3,436,123	$0.75	July 3, 2012
10,240,737

STOCK OPTIONS
Number of Options	Exercise Price	Expiry Date
595,000	$0.52	April 16, 2012
850,000	$0.56	September 5, 2012
575,000	$0.26	May 5, 2013
1,595,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
1,600,000	$0.69	September 23, 2020
75,000	$0.69	November 17, 2020
55,000	$0.60	July 3, 2021
320,000	$0.81	July 26, 2021
5,765,000

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in notes 2 and 4 of the condensed consolidated interim financial statements for the nine months ended September 30, 2011.  They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Conversion to International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three month period ended March 31, 2011 was the Company’s first reporting period under IFRS.

The Company’s IFRS conversion team identified three phases to the conversion: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.  The Company has completed its IFRS conversion plan through to implementation.  Review and post implementation will continue in future periods.

The Company’s financial statements were prepared in accordance with Canadian GAAP until December 31, 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. For a description of the significant accounting policies the Company has adopted under IFRS, including the estimates and judgments we consider most significant in applying those accounting policies, please refer to note 2 of the condensed consolidated interim financial statements for March 31, 2011.

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company previously reported under Canadian GAAP. To help users of the financial statements better understand the impact of the adoption of IFRS on the Company, The Company has provided reconciliations from Canadian GAAP to IFRS for total assets, liabilities, and equity, as well as net income and comprehensive income for the comparative reporting periods. Please refer to note 15 of the condensed consolidated interim financial statements for March 31, 2011 and note 16 of the condensed interim financial statements for September 30, 2011for the reconciliations between IFRS and Canadian GAAP.

IFRS 1 First-time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Please refer to note 16 of the condensed consolidated interim financial statements for September 30, 2011 for a detailed description of the IFRS 1 exemptions the Company elected to apply.

Controls and Procedures

The Company’s plan to convert its consolidated financial statements to IFRS at the change over date of January 1, 2011, with comparative financial results included a formal project governance structure that involved the Audit Committee and senior management to monitor progress and review and approve recommendations. The IFRS transition plan was comprehensive and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, compensation matters and control activities.  The Company identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company has completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The Company applied its existing control framework to the IFRS changeover process.

Business Activities and Key Performance Measures

The Company is not subject to any financial covenants or key ratios, therefore the transition had no impact in this regard.  The impact of the IFRS conversion project on the Company’s compensation arrangements has been assessed and there was no impact to existing compensation arrangements.

Information Technology and Systems

The IFRS transition project did not have a significant impact on the Company’s information systems for the convergence periods. The Company also does not expect significant changes in the post-convergence periods.

Review

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRS and IFRIC Interpretations will be evaluated as they are drafted and published.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  Some of the Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.

RADIUS GOLD INC.
SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Yukon/Alaska
	General	Mineral	General	Mineral	General	Mineral
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Total
Camp, food and supplies	$ -	$ 44,123	$ 261	$ -	$ -	$ 454,822	$ 499,206
Drafting, maps and printing	-	17,847	-	-	60	15,420	33,327
Drilling	-	319,266	-	-	-	1,835,090	2,154,356
Exploration administration	194	11,174	631	-	65	13,587	25,651
Environment	-	28,791	-	-	-	-	28,791
Geochemistry	28	69,282	-	-	249	287,197	356,756
Geological consulting	19,267	289,958	5,135	-	5,839	741,267	1,061,466
Other consulting	87,107	10,798	-	-	-	-	97,905
Legal and accounting	1,284	8,460	2,316	6,447	-	-	18,507
Licenses, rights and taxes	-	3,894	2,587	5,172	-	15,588	27,241
Line cutting and trenching	-	2,044	-	-	-	66,780	68,824
Materials	-	18,120	-	-	-	18,213	36,333
Maintenance	-	13,318	240	-	-	-	13,558
Miscellaneous	105	561	235	74	246	2,315	3,536
Medical expenses	3,335	4,793	1,387	-	-	-	9,515
Public relations	-	5,664	421	-	23,330	-	29,415
Rent and utilities	-	16,159	903	-	-	-	17,062
Rental equipment	-	748	-	-	-	160,612	161,360
Salaries and wages	9,288	93,579	10,647	2,388	10,553	230,441	356,896
Shipping	-	1,498	496	276	-	2,705	4,975
Telephone and communications	-	9,016	1,229	582	-	11,896	22,723
Travel and accommodation	4,830	43,228	639	-	7,816	731,859	788,372
	125,438	1,012,321	27,127	14,939	48,158	4,587,792	5,815,775
Expenditures recovered	-	-	-	-	(13,199)	(25,000)	(38,199)
Balance - end of period	$ 125,438	$ 1,012,321	$ 27,127	$ 14,939	$ 34,959	$ 4,562,792	$ 5,777,576

RADIUS GOLD INC.
SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Yukon/Alaska
	General	Mineral	General	Mineral	General	Mineral
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Total
Camp, food and supplies	$ 1,038	$ 19,094	$ 1,032	$ -	$ -	$ 133,814	$ 154,978
Drafting, maps and printing	77	595	19	-	-	25,329	26,020
Drilling	-	-	-	-	-	717,428	717,428
Exploration administration	939	3,168	2,886	-	-	3,568	10,561
Foreign Exchange	3	39	246	-	-	-	288
Geochemistry	-	19,641	-	-	-	131,338	150,979
Geological consulting (Note 9)	15,357	113,922	-	-	1,736	242,264	373,279
Other consulting	40,754	327	579	-	-	5,969	47,629
Legal and accounting	1,838	2,812	9,220	-	-	-	13,870
Licenses, rights and taxes	-	17,550	2,921	-	-	21,213	41,684
Line cutting and trenching	-	132	-	-	-	4,510	4,642
Materials	35	6,079	-	-	-	60,986	67,100
Maintenance	102	3,410	2,115	-	-	-	5,627
Miscellaneous	23	786	196	2,197	3,350	-	6,552
Medical expenses	1,935	2,856	649	-	-	-	5,440
Public relations	314	460	-	-	14,590	-	15,364
Rent and utilities	-	11,048	6,581	-	-	-	17,629
Rental equipment	-	-	-	-	-	75,347	75,347
Salaries and wages	12,634	45,119	8,353	-	1,167	236,127	303,400
Shipping	574	3,355	515	-	-	11,105	15,549
Telephone and communications	165	3,248	3,362	-	-	5,334	12,109
Travel and accommodation	5,995	16,606	4,426	-	-	134,264	161,291
	81,783	270,247	43,100	2,197	20,843	1,808,596	2,226,766
Expenditures recovered	-	-	-	(41,148)	-	(66,000)	(107,148)
Balance - end of period	$ 81,783	$ 270,247	$ 43,100	$ (38,951)	$ 20,843	$ 1,742,596	$ 2,119,618